cm



SI ... OMMISSION

10031285

SEC Mail Processing
Section

JUN 29 2010

Washington, DC
110

OMB APPROVAL
OMB Number 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2009** (MM/DD/YY) AND ENDING **April 30, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cronin & Co., Inc. and Subsidiary



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 2520
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Hiniker **612-339-8561**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James Hiniker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co., Inc. and Subsidiary as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title


RANAE B. MARTINSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC. AND SUBSIDIARY

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended April 30, 2010 and 2009



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

CRONIN & CO., INC. AND SUBSIDIARY

We have audited the statements of financial condition of Cronin & Co., Inc. and Subsidiary (the Company) as of April 30, 2010 and 2009 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Cronin & Co., Inc. and Subsidiary as of April 30, 2010 and 2009 in conformity with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
June 11, 2010

CRONIN & CO., INC. AND SUBSIDIARY

STATEMENTS OF FINANCIAL CONDITION

April 30, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 798,363	$ 583,303
Deposits for securities underwriting	141,900	-
Interest receivable	24,594	23,565
Securities inventory, at market	3,779,104	2,983,168
Receivable from clearing organization	371,288	419,301
Property and equipment, at cost, less accumulated depreciation	35,760	42,687
Other assets	102,206	128,900
Prepaid income taxes	3,188	-
Deferred taxes	10,000	3,000
TOTAL ASSETS	$ 5,266,403	$ 4,183,924
LIABILITIES		
Accrued expenses	$ 42,787	$ 39,796
Accrued compensation and benefits	2,148,782	1,407,358
Income taxes payable	-	26,498
TOTAL LIABILITIES	2,191,569	1,473,652
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $1, authorized 26,710 shares, issued and outstanding 6,929 and 6,919 shares, respectively	6,929	6,919
Additional paid-in capital	1,101,104	801,282
Notes receivable from stockholders	-	(98,801)
TOTAL CAPITAL CONTRIBUTED	1,108,033	709,400
RETAINED EARNINGS	1,966,801	2,000,872
TOTAL STOCKHOLDERS' EQUITY	3,074,834	2,710,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,266,403	$ 4,183,924

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business - Cronin & Co., Inc. and Subsidiary (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. Recognition of these transactions on a settlement date basis rather than trade date basis is not expected to have a material effect upon the Company's statement of financial condition.

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies:

Principles of consolidation - The accompanying consolidating financial statements include the accounts of the Company and its inactive wholly owned subsidiary, Cronin Asset Management, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Past due accounts receivable with invoice dates over 60 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a settlement date basis. The commissions receivable are paid to the Company as of the month end in which the commissions are earned.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At April 30, 2010, management considers all amounts collectible.

Revenue recognition:

Trading - Firm trading securities held for resale including securities owned, and any securities sold and not yet purchased, are valued at fair market and unrealized gains and losses are reflected in revenues.

Underwriting - Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is settled under the terms of the engagement.

Commission - Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)

Significant accounting policies (continued):

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Depreciation and amortization - Depreciation and amortization of furniture and equipment is computed on the straight-line method over estimated useful lives of 3 to 8 years:

Depreciation expense was $15,000 and $25,000 for the years ended April 30, 2010 and 2009, respectively.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

On May 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

Fair value measurement - In September 2006, the FASB issued guidance, now codified as ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB released additional guidance, also now codified under ASC Topic 820, which provided for delayed application of certain guidance related to non-financial assets and non-financial liabilities not measured at fair value on a recurring basis. The Company adopted ASC Topic 820 on May 1, 2008, except as it applies to those nonfinancial assets and liabilities as noted in the FASB's February 2008 guidance. The adoption of this pronouncement did not have a material impact on the Company's financial statement disclosure.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

In June 2009, the Financial Accounting Standard Board (FASB) issued Update No. 2009-01, which establishes The FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report. The adoption of the ASC did not have an impact on the Company's financial statements.

Subsequent events policy - Subsequent events have been evaluated through June 11, 2010 which is the date the financial statements were issued.

(2) **Receivable/ payable to clearing organization**

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from the clearing organization relates to the aforementioned transactions and consists of excess cash held at the clearing organization. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(3) **Securities inventory and securities sold, not yet purchased**

The market value of municipal bonds owned and sold, not yet purchased as of April 30, 2010 and 2009 was $3,779,000 and $2,983,000, respectively.

(4) Fair value measurements

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), now codified under ASC Topic 820, were effective for the Company's financial statements beginning on May 1, 2008.

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(4) Fair value measurements (continued)

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Valuation techniques utilized to determine fair value are consistently applied. Total securities inventory at April 30, 2010 and 2009 consisted of municipal bonds with a fair value (level 2) of $3,779,000 and $2,983,000, respectively.

(5) Property and equipment

The following is a summary of property and equipment:

	April 30,	
	2010	2009
Furniture and equipment	$ 273,600	$ 268,600
Less accumulated depreciation	237,800	225,900
Total property and equipment	$ 35,800	$ 42,700

(6) Equity

During June 2009, the Company redeemed 750 shares of common stock from one of its stockholders for $304,000 in cash.

During June 2009, the Company issued 760 shares of common stock to five of its stockholders for $307,000 in cash.

(7) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended April 30, 2010	Years Ended April 30, 2009
Current income taxes		
Federal income taxes	$ 12,600	$ 119,000
State and local income taxes	18,400	27,000
Total current income tax expense	31,000	146,000
Deferred income taxes		
Federal income taxes	(5,600)	2,400
State and local income taxes	(1,400)	600
Total deferred income tax expense	(7,000)	3,000
Total income tax expense	$ 24,000	$ 149,000

The Company earned $230,000 and $123,000 of municipal bond interest during the years ended April 30, 2010 and 2009 respectively, which is exempt from US taxation.

The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended April 30, 2007 through April 30, 2010 remain subject to examination. Tax returns for state jurisdictions for years ended April 30, 2007 through 2010 remain subject to examination.

(8) Lease commitments

The Company conducts its operations in leased facilities. The non-cancelable lease agreement provides for monthly rental payments over the lease term in amounts ranging between $7,200 and $7,600, plus a proportionate share of the building's operating expenses. Rent expensed under this arrangement was $178,800 and $178,300 for the years ended April 30, 2010 and 2009, respectively.

The Company is also obligated under various operating leases for office equipment. The leases have varying terms expiring through May, 2010. These leases are renewable for two year terms with a 60-day notice of cancellation at any time. Aggregate payments under these leases amount to $11,100 per month. Rents expensed under these arrangements were $195,500 and $148,000 for the years ended April 30, 2010 and 2009, respectively.

(9) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2010, the Company had net capital and net capital requirements of $2,778,000 and $250,000, respectively. The Company's net capital ratio was .79 to 1.

(11) Employee benefit plans

401(k) salaried savings and profit sharing plan - The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. The Company's 401(k) match and discretionary contribution totaled $34,900 and $28,100 for the years ended April 30, 2010 and 2009, respectively. In addition, as of April 30, 2010 and 2009, the Company accrued profit sharing contributions of $258,300 and $179,600, respectively.

Employee stock purchase program - The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least two years, are employed by the Company for more than five months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1, or the book value on the purchase date, which is the last day of the quarter.

(11) Employee benefit plans (continued)

Employee stock purchase program (continued) - Participants in the program may discontinue payroll deductions at any time and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. During the each of the years ended April 30, 2010 and 2009, the Company issued ten shares at a price of $365.39 and $324.77 per share, respectively.

(12) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended April 30,	
	2010	**2009**
Cash paid:		
Interest	$ 40,200	$ 34,800
Income taxes	$ 60,700	$ 173,200